UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

NARUMIYA INTERNATIONAL Co., Ltd.

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

World Co., Ltd.

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

World Co., Ltd.

Attn: Yoichiro Ohno

6-8-1, Minatojima-Nakamachi, Chuo-ku, Kobe 650-8585, Japan

Tel: +81-78-302-3111

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibit Number

99.1	English translation of the Notice Concerning Execution of a Share Exchange Agreement (Simplified Share Exchange) for Making Narumiya International Co., Ltd. A Wholly Owned Subsidiary of World Co., Ltd.

Item 2. Informational Legends

The required legend is prominently included in the document(s) referred to in Item 1.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

PART III - CONSENT TO SERVICE OF PROCESS

World Co., Ltd. submitted to the Securities and Exchange Commission written irrevocable consent and power of attorney on Form F-X dated July 3, 2025.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

World Co., Ltd.

By:	/s/ Nobuteru Suzuki
Name: Nobuteru Suzuki
Title: President

Date: July 3, 2025